Explanation of Responses

(1)   This does not give effect to the previously announced reverse stock split to be effected by the Issuer immediately prior to its initial public offering.

(2)   XL Investments Ltd directly owns common stock of the Issuer.  XL Group Investments Ltd is an investment manager to XL Investments Ltd.  Pursuant to an investment management agreement, XL Group Investments Ltd has investment power with respect to the shares of common stock of the Issuer held by XL Investments Ltd and receives asset based fees in connection therewith.   XL Group Investments LLC directly owns 100% of the equity interests of XL Group Investments Ltd.  XL Insurance (Bermuda) Ltd directly owns 100% of the equity interests of XL Investments Ltd and indirectly owns 100% of the equity interests of  XL Group Investments LLC.  XL Insurance (Bermuda) Ltd may also be deemed to have an indirect pecuniary interest (as described in Rule 16a-1 promulgated under the Securities Exchange Act of 1934, as amended) in the Issuer’s securities held by XL Investments Ltd.   XL Group Investments Ltd and XL Group Investments LLC do not have any direct or indirect pecuniary interest in the Issuer’s securities.  This report shall not be deemed an admission that XL Insurance (Bermuda) Ltd is the beneficial owner of the securities reported herein for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.